Exhibit 99.171

Consent of Independent Auditor	Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Digihost Technology Inc. of our report dated April 30, 2021, relating to the consolidated financial statements, which is filed as Exhibit 99.105 to the Registration Statement on Form 40-F.

Yours very truly,

Montréal, Canada

October 29, 2021

Member of Grant Thornton International Ltd	rcgt.com